EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2013

Income before provision for income taxes and fixed charges (Note A)	$141,404,581

Fixed charges:
Interest on long-term debt	$39,488,308
Interest on short-term debt	204,615
Other interest	1,082,791
Rental expense representative of an interest factor (Note B)	6,681,485

Total fixed charges	$47,457,199

Ratio of earnings to fixed charges	2.98X

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).